UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

As at March 12, 2009

Commission File No. 001-31729

GREAT BASIN GOLD LTD.

(Translation of registrant’s name into English)

138 West Street, 4th Floor
Sandown 2196
PO Box 78182
Sandton, South Africa 2146
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐  Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUBMITTED HEREWITH

This Report of Foreign Private Issuer on Form 6-K and the exhibits attached hereto are specifically incorporated by reference into the Registration Statement on Form F-10 (File No. 333-157767) that the Registrant has filed with the Securities and Exchange Commission, originally on March 6, 2009 and as amended on March 11, 2009.

Exhibits	Description

99.1	Consent of Lang Michener LLP

99.2	Consent of Lane Powell LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT BASIN GOLD LTD.

Date: March 12, 2009

/s/ Lou van Vuuren
Lou van Vuuren
Chief Financial Officer